Mail Stop 03-05
							May 31, 2005


Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

Re:	Aries Maritime Transport Limited
	Amendment No. 3 to the Registration Statement on
      Form F-1
	Filed on May 16, 2005
      File No. 333-124952

Dear Mr. Wolfe,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that all previously filed amendments and correspondence must be filed on EDGAR. We request that you file the materials on Edgar prior to submitting your next amendment. See
Release No. 33-8099 which is currently available on our website at www.sec.gov./rules/final/33-8099.htm.

2. We note the inclusion on page F-2 of an audit report that will be furnished upon the completion of the stock split on March 21, 2005.
Please provide a final updated and signed audit report in an amendment to your filing.

Legal Matters, page 97
3. We note your response to our prior comment 7 but it appears that
Appleby Spurling Hunter is passing upon the validity of the shares and it should reflect that here. Please revise or advise.

Exhibits
Exhibit 5.1
4. We partly reissue comment 10.  Please remove assumption (g)
from
the opinion of counsel, or advise us why you think it is
appropriate.
5. We note your response to comment 11 and reissue the comment.
It
is not clear to us that subsection (2) under the "opinion"
indicates
that all necessary action required relates to the due
authorization.
Please revise to make this clear. To help with clarity, please delete the opening part of subsection (3) that says "when the issue of the shares have been duly approved," as the opinion should be clear that the shares are duly authorized.
6. We note your response to comment 12.  Please revise the opinion to
clarify that (4)(i) is the opinion of counsel - that permission has
been obtained from the Bermuda Monetary Authority for the issue
and
transfer of the common shares and that the registration statement
..
7. Also, we note your response to prior comment 12 and that you indicate in paragraph 4(ii) under "opinion," that the Registration Statement must be filed with the Registrar of Companies "prior to or as soon as reasonably practicable after any shares are offered to the public." In light of this, please further provide an explanation as to why you can not opine on the matter set forth in paragraph
(4)(ii)
and / or why you believe this is an appropriate assumption.
8. We note your statement that the opinion speaks as of its date. As the opinion must speak to the date of effectiveness, either delete this statement or file an updated opinion at effectiveness. Similarly revise exhibit 8.2.

Exhibit 8.2
9. We note your response to our prior comment 16. Please revise to state that the discussion under "Bermuda Tax Considerations" is counsel`s opinion.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tracie Northan at (202) 551-3311 or Michael Fay at (202) 551-3812, if you have questions regarding comments on the financial statements and related matters. Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3210 with any other questions.

Sincerely,



Susan Block
Attorney-Advisor


cc:	Via Facsimile
	Gary J. Wolfe, Esq.
	Seward & Kissel LLP
      (212) 480-8421



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Gary J. Wolfe, Esq.
Aries Maritime Transport Limited
May 31, 2005
Page 2